January 14, 2014

VIA EDGAR

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	CommVault Systems, Inc.

Form 10-K for the Fiscal Year Ended March 31, 2013

Filed May 14, 2013

Form 10-Q for the Quarterly Period Ended September 30, 2013

Filed October 31, 2013

File No. 001-33026

Dear Mr. Gilmore:

This letter responds on behalf of CommVault Systems, Inc. (the “Company”) to the Staff’s letter dated January 3, 2014 addressed to the undersigned.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, I have set forth the Staff’s comments in bold face text, and the Company’s response is set forth immediately following each Staff comment.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Sources of Revenues, page 15

1.

We note your disclosure on page 16 that the worldwide reseller and original equipment agreements with Dell accounted for 20% of your total revenue for the six months ended September 30, 2013. You further disclose that on October 16, 2013 you notified Dell of your intention to terminate the original equipment agreement as of December 16, 2013; however, the reseller agreement currently remains in place. Please tell us the percentage of revenue generated from each of these agreements with Dell for the six months ended September 30, 2013 and the twelve months ended March 31, 2013.

January 14, 2014

Also, tell us what consideration was given to including such information in future filings in order to provide investors with a better sense as to the impact of the terminated agreement on your results of operations in the future.

The percentage of total revenues generated by the Dell original equipment manufacturer (“OEM”) agreement and the reseller agreement for the six months ended September 30, 2013 was 3.88% and 16.01%, respectively. For the twelve months ended March 31, 2013, these percentages were 4.69% and 15.60%, respectively.

For the nine months ended December 31, 2013, OEM and reseller related revenues represented 2.97% and 13.81% of total revenues, respectively. For the three months ended December 31, 2013, OEM and reseller related revenues represented 1.32% and 9.86% of total revenues, respectively.

CommVault considers a number of factors in determining whether disclosure should be included in future filings in order to provide investors with a better sense as to the impact of the terminated OEM agreement on our results of operations. We view the entire Dell relationship and related revenue stream on a holistic basis, and our prior disclosures in public filings and earnings announcements consistently disclosed Dell related revenues on an aggregate basis. Thus, we believe that it is not meaningful to investors whether Dell related revenue is generated through one contractual vehicle versus another. Further, the amount of Dell related revenue attributable to the OEM agreement represents such a small percentage of CommVault’s total revenue for the prior six month and twelve month periods, and is less than 3% of total revenues for the more recent three and nine month periods (described above), that it is therefore not material to an understanding of the Company’s overall results. In other words, we believe that the impact of the terminated OEM agreement is not material to our business or results of operations and that our prior disclosures are adequate to allow investors to understand the potential impact to our results.

However, in light of the Staff’s comments, the Company intends to update its disclosure in its next 10-Q filing, in both the Financial Statements and in Management’s Discussion & Analysis of Operations, to include the following:

We currently have a worldwide reseller agreement with Dell. Our reseller agreement with Dell provides them the right to market, resell and distribute certain of our products to end user customers. Historically, we also had an original equipment manufacturer agreement with Dell, which was terminated in December of 2013. We believe the termination of this agreement will not have a material effect on our business.

For the nine months ended December 31, 2013 and 2012, sales through both of our agreements with Dell accounted for 17% and 20%,

January 14, 2014

respectively, of our total revenues. Sales through both of our agreements with Dell accounted for 11% and 19% of our total revenues for the three months ended December 31, 2013 and 2012, respectively. We expect revenue transacted through Dell as a percentage of our total revenue to continue to decline as we transition our Dell related end-user customers to alternative distribution channels.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned at (732) 870-4315.

Sincerely,

/s/ Brian M. Carolan

Brian M. Carolan Chief Financial Officer

cc:	Melissa Kindelan, U.S. Securities and Exchange Commission

Christine Davis, U.S. Securities and Exchange Commission